Mass Megawatts Wind Power, Inc
95 Prescott Street
Worcester, MA 01605

October 12, 2010

Jennifer Thompson
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Mass Megawatts Wind Power, Inc. Answers to Comments of the Letter on September 23, 2010 Regarding Form 10 K for the Fiscal Year Ended April 30, 2010 filed August 9, 2010 having a File No.0-32465

Dear Ms. Thompson,

In your comment letter dated September 23, 2010, you have issued two comments.

In the letter, the first comment stated, “We note that your independent registered public accounting firm referenced “the period from May 27, 1997 (Inception) through April 30, 2010” in the first paragraph of Their audit report; however, such period is not presented in the financial statements. Furthermore, this reference to the period from inception through the latest balance sheet date implies that you are a development stage company; however, your financial statements do not comply with the development stage entity guidance in ASC 915. Please amend your Form 10-K to provide an audit opinion covering the same periods as are included in your financial statements. If you believe that you no longer qualify as a development stage entity, please provide in the footnotes to your financial statements the disclosures required by ASC 915-235-50-2 and explain to the readers why you ceased to be in the development stage during your fiscal year 2010.

Response:  The auditors at Malone and Bailey made the corrections and clarification in an amended 10K.

In the letter, the second comment stated. “We note your certification differs materially from the certification set forth in Item 601(b) (31) of Regulation S-K.  Please amend your Form 10-K to provide the certification exactly as set forth in Item 601(b) (31) in Regulation S-K, and ensure that all future filings use the exact wording set forth in Item 601(b) (31) of Regulation S-K.  When you amend your filing, please ensure that the certification is signed as of a recent date.

Response: Mass Megawatts Wind Power, Inc. has filed a corrected certification in an amended 10-K as required by Item 601(b) (31) of Regulation S-K.  The future filings will have the certifications as required by Item 601(b) (31) of Regulation S-K.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The staff comments or changes to the disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Jonathan Ricker
Chief Executive Officer and Chief Financial Officer
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605